Mail Stop 4561

May 1, 2009

By U.S. Mail and facsimile to: 360-756-2694

Mr. Richard P. Jacobson
President and Chief Executive Officer
Horizon Financial Corp.
1500 Cornwall Avenue
Bellingham, WA 98225

> **Re:**   **Horizon Financial Corp.**
> **Form 10-K filed June 11, 2008**
> **Schedule 14A filed June 20, 2008**
> **Form 10-Q filed February 9, 2009**
> **File Number 000-27062**

Dear Mr. Jacobson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Part 1. Financial Information
Note 5 Goodwill

1. The staff notes that the company's market capitalization has been below cost since June 2008. Please tell us how you considered the decline in enterprise value below book value when determining no impairment test was necessary for the quarterly periods ended June 30, 2008 or September 30, 2008. Refer to paragraph 28 of SFAS 142.

Mr. Richard P. Jacobson
Horizon Financial Corp.
May 1, 2009
Page 2

* * * * *

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Christine Harley, Staff Accountant, at (202) 551-3695, or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements.

            Sincerely,

            Mark Webb
            Legal Branch Chief